

Mail Stop 3561

August 18, 2016

Jeffrey C. Newman
Chief Financial Officer
MGE Energy, Inc.
Madison Gas and Electric Company
133 South Blair Street
Madison, Wisconsin 53703

> **Re:** **MGE Energy, Inc.**
> **Madison Gas and Electric Company**
> **Forms 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 0-49965 and 0-1125**

Dear Mr. Newman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products